May 3, 2021

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On March 8, 2021, the Registrant, on behalf of its series, the Catalyst Systematic Alpha Fund (the “Fund”), filed an amendment to its registration statement (the “Amendment”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on April 23, 2021, you provided comments to the Amendment. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 1: Please retain the Rule 30e-3 disclosure on the cover of the Prospectus if the Registrant intends to make the Fund’s documents available to shareholders available on the internet in lieu of delivering paper copies to shareholders.

Response: Upon review of Rule 30e-3 and its adopting release, the Registrant believes it may rely on Rule 30e-3 without further notice to shareholders since it has complied with providing notice of its intention to do so on all Fund documents between January 1, 2019 and December 31, 2020.

Prospectus

Fee Table

Comment 2: Please consider adding a footnote to the fee table explaining that the maximum contingent deferred sales charge applies only to purchases over $1 million.

Response: The Registrant will add a footnote to the Fee Table to state the following:

Ms. Elisabeth M. Bentzinger

May 3, 2021

The 1.00% maximum deferred sales charge may be assessed in the case of investments at or above the $1 million breakpoint (where you do not pay an initial sales charge) on shares redeemed within two years of purchase.

Comment 3: Please consider whether Acquired Fund Fees and Expenses should be restated since Fund will no longer be investing in underlying funds.

Response: The Registrant has amended its disclosures to reflect that it may invest up to 15% in exchange traded funds and refers to its response to Comment 10. The Registrant has also added corresponding risk disclosure. The Registrant, therefore, believes that the inclusion of Acquired Fund Fees and Expenses in the Fee Table is still appropriate.

Principal Investment Strategies

Comment 4: Consider reordering the second sentence of the Fund’s principal investment strategies so that it matches the order of the disclosure in the subsequent paragraphs.

Response: The Registrant has amended its disclosures to state the following:

Under normal circumstances, the Fund seeks to provide a total return that exceeds the BNP Paribas Catalyst Systematic Alpha Index (the “Benchmark”). The Fund will seek excess return, after the impact of fees and expenses, above the Benchmark through (i) investing in securities that provide exposure to the Benchmark (“Benchmark Component”) and (ii) ~~active management of~~ actively managing an equity portfolio (“Equity Component”) ~~and (ii) by investing in securities that provide exposure to the Benchmark (“Benchmark Component”)~~.

Comment 5: Please restate the Fund’s disclosures regarding the “Benchmark Component” in plain-English.

Response: The Registrant has amended its disclosures to state the following:

Benchmark Component

The Advisor executes the Benchmark Component of the Fund’s strategy by investing in a wholly-owned and controlled subsidiary (the “Subsidiary”). The Benchmark is an absolute return, multi-risk premia index that attempts to capture various sources of systematic risks ~~embedded~~ in the capital markets. Risk premia refers to sources of return ~~for risks taken that are~~ derived by accepting risks beyond those inherent in traditional broad market exposures, ~~such as long-only broad-market equity and bond indexes,~~ and are considered the building blocks of many non-linear and hedged

Ms. Elisabeth M. Bentzinger

May 3, 2021

investment strategies. Risk premia strategies use ~~utilize~~ publicly traded instruments, tend to have ~~exhibit~~ low correlation to equities and bonds as well as to one another, and have historically ~~exhibited~~ had persistent positive returns over a variety of market environments and time periods ~~horizons~~. The multi-risk premia strategy Benchmark seeks ~~to generate~~ absolute returns through risk-balanced exposure to carry, momentum and volatility risk premia across the equity, commodity, forex and fixed income markets and ~~will~~ synthetically invests in the components of the seven pre-existing BNP Paribas Risk Premia Indexes (identified in the table below and ~~BNP Paribas AIR US TR Index, BNP Paribas Dynamic Volatility Roll-Down US Index, BNP Paribas GALAXY G10 Excess Return USD Index, BNP Paribas AIR T-Note ER Index, BNP Paribas DR Alpha ex-Agriculture and Livestock Index, BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index, and BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index;~~ collectively the “Underlying Indexes”), which consist of equity securities, securities with various interest rates, securities listed on foreign exchanges, options, currency forwards, and commodities.

•	Carry Risk Premium: Captures the tendency for higher yielding assets to outperform lower yielding assets over time. Typical Carry Risk Premium strategies include being long high carry assets and short low carry assets.
•	Momentum Risk Premium: Captures the tendency for assets that have performed well in recent past to continue to perform well, and assets that have performed poorly in the recent past to continue to perform poorly. Typical Momentum Risk Premium strategies include being long historically high performing assets and being short historically low performing assets.
•	Volatility Risk Premium: Captures the behavioral tendency of markets to over exaggerate the probability of near-term market corrections. Typical Volatility Premium strategies include being short an asset’s expected end-of-day price standard deviation (implied volatility) and being long an asset’s realized end-of-day price standard deviation (realized volatility) over a specified period of time.

The Benchmark uses a rules-based, risk-budget model to dynamically allocate across the various Underlying Indexes and is constructed using a hypothetical portfolio comprised of the Underlying Indexes (the “Daily Portfolio”) based on each Underlying Index’s 20-day and 60-day Historical Volatility, Volatility Budget, current Daily Portfolio value. The Benchmark’s exposure to each Underlying Index is determined daily and will be greater than or equal to 0%, ~~and~~ subject to the following Maximum Component Weightings or caps:

Ms. Elisabeth M. Bentzinger

May 3, 2021

Underlying Index	Maximum Component Weighting
BNP Paribas Dynamic Volatility Roll-Down US Index	15.38%
BNP Paribas AIR US TR Index	9.62%
BNP Paribas GALAXY G10 Excess Return USD Index	13.46%
BNP Paribas AIR T-Note ER Index	9.62%
BNP Paribas DR Alpha ex-Agriculture and Livestock Index	13.46%
BNP Paribas Dynamic Pre-Roll Alpha ex-Agriculture and Livestock Target Volatility 3 Index	13.46%
BNP Paribas Multi-Asset Diversified vol 16 USD FX Hedged Future Index	25.00%

The Benchmark ~~will~~  assigns a higher weight to Underlying Indexes exhibiting near-term low volatility and a lower weight to Underlying Indexes exhibiting near-term high volatility in an attempt to maintain a balanced exposure to the risk ~~embedded~~ in each Carry, Momentum, and Volatility Risk Premia. The Benchmark may rebalance its exposure to the Underlying Indexes as frequently as daily to quickly adapt to various market conditions and risk levels.

Principal Investment Risk Disclosures

Comment 6: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to a fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Ms. Elisabeth M. Bentzinger

May 3, 2021

Comment 7: Please add “Short Selling Risk” to the Fund’s principal investment risks in connection with its Equity Component Strategy.

Response: The Registrant has designated “Short Selling Risk” a principal investment risk and added “Short Selling Risk” to its Item 4 disclosures.

Comment 8: Please review all risk diclosures to ensure the disclosures are still relevant to the Fund’s new investment strategy. For example, please confirm that “Credit Risk”; “Fixed Income Risk”;“Interest Rate Risk” and “Options Risk” are still principal investment risks of the Fund. To the extent that “Credit Risk” is a still a principal investment risk, please remove disclosure relating to the Fund’s investment in “junk bonds” because they are no longer part of the Fund’s principal investmnet strategy. To the extent “Interest Rate Risk” is still a principal investment risk, please amend the disclosure to state that interest rates are at a historical low and discuss the impact of the Federal Reserve’s recent policies in response to COVID-19 and repurchase programs on the Fund. To the extent “Options Risk” is still a principal investment risk, please add corresponding principal investment strategy disclosures.

Response: The Registrant has deleted “Credit Risk” from its principal investment risk disclosures and confirms that “Fixed Income Risk” remains a principal investment risk of the Fund’s benchmark strategy. The Registrant has amended its disclosure of “Interest Rate Risk” to state the following:

Interest Rate Risk. Changes in short-term market interest rates will directly affect the yield on the shares of the Fund whose investments are normally invested in floating rate debt. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in the Fund’s portfolio, the impact of rising rates will be delayed to the extent of such lag. In response to the financial crisis in 2020, the Board of Governors of the Federal Reserve System has attempted to support the U.S. economic recovery by keeping the federal funds rate at a historically low level, expanding the scope of its repurchase agreement operations, and purchasing large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market. Given the recent, historically low interest rates and the potential for increases in those rates, a heightened risk is posed by rising interest rates to a fund whose portfolios include longer-term fixed income securities.

The Registrant further refers to its response to Comment 5.

Ms. Elisabeth M. Bentzinger

May 3, 2021

Comment 9: The Fund’s disclosure of “Derviatives Risk” should include total return swaps. Alternatively, please add a “Total Return Swaps” Risk to the Fund’s disclosures. Please revise the Fund’s principal investment strategy disclosures so that they describe specifically how the Fund uses options and forwards and make corresponding revisions to “Derivatives Risk.”

Response: The Registrant has amended its disclosures to state the following:

Derivatives Risk. Even a small investment in derivatives (including through the Underlying Indexes’ investment in ~~which include~~ options~~, futures,~~  and forwards~~, and other transactions~~) may give rise to leverage risk (which can increase volatility and magnify the Fund’s potential for loss), counterparty risk (the risk that a counterparty (the other party to a transaction or an agreement or the party with whom the Fund executes transactions) to a transaction with the Fund may be unable or unwilling to make timely principal, interest or settlement payments), and can have a significant impact on the Fund’s performance. Derivatives are also subject to credit risk (the counterparty may default) and liquidity risk (the Fund may not be able to sell the security or otherwise exit the contract in a timely manner).

The Registrant notes that “Swaps Risk” is already designated a principal investment risk and further refers to its response to Comment 5.

Comment 10: Please add principal investment strategy disclosures that correspond with “Turnover Risk.” If the Registrant anticipates, as a result of the change in investment strategy, any portfolio repositioning that would result in a higher portfolio turnover, please enhance the disclosure of Turnover Rate Risk. If true, add disclosure that shareholders who purchase fund shares may have adverse tax consequences due to the repositioning. Please note that any significant variation in turnover rate should be disclosed in Item 16(e) of the Statement of Additional Information.

Response: The Registrant has amended its disclosures to state the following:

Equity Component

The Equity Component of the Fund’s portfolio holds long and short positions on the common stock of U.S. exchange traded companies, including American Depositary Receipts (“ADRs”). The Fund may invest in companies of any market capitalization. The Fund may also gain exposure to the equity securities of such companeis indirectly through investing in exchange traded funds (“ETFs”).

Breacher Capital Advisors, LLC, the investment sub-advisor of the Equity Component (the “Sub-Advisor), ~~utilizes~~ uses a disciplined investment process to select investments for the Fund. Companies are ranked based on their fundamental

Ms. Elisabeth M. Bentzinger

May 3, 2021

strength, relative valuation, sector strength, price and trading volume. ~~Fundamental strength is based upon relative growth in revenue, profits, return on equity, cash flow, and balance sheet soundness.~~ The top ranked companies reflecting the strongest fundamentals, meeting the minimum required trading volume and exhibiting strong positive price momentum are selected for investment for the Fund. Companies ~~which exhibit~~ with deteriorating fundamentals and ~~are~~ experiencing high selling volume are identified for short positions for the Fund. The bottom ranked companies ~~which reflect the weakest fundamentals, meet the minimum trading volume and exhibit strong negative price momentum~~ are selected for shorts for the Fund. The Fund may ~~continue to~~ hold a stock until it falls below a price trigger based on a percent of ~~a~~ the stock’s recent price (i.e. the stock’s “trailing stop”). The Fund may ~~continue to~~ short a stock until it rises above its trailing stop. The Fund adjusts its holdings regularly which may lead to high portfolio turnover.

The Equity Component may also invest in equity index futures for hedging purposes. The Sub-Advisor employs a short-term risk management model that seeks to dynamically hedge portfolio equity exposure using broad-based equity index futures. The ~~short-term risk management~~ model attempts to reduce market exposure in declining markets and reduce ~~the Fund’s~~ hedging positions in rising markets.

Investments in Subsidiary – The Advisor executes a portion of the Fund’s strategy by investing up to 25% of its total assets in the Subsidiary. The Subsidiary invests the majority of its assets in a swap that seeks to track the Benchmark. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. ~~The Subsidiary’s advisor complies with the Investment Advisers Act as required, with respect to its investment advisory contract as investment advisor to the Fund under the Investment Company Act of 1940, as amended.~~

The Registrant has reviewed the Fund’s disclosure of “Turnover Rate Risk” and believes that it accurately describes the risk of the Fund’s revised investment strategy as stated.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 11: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclosures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant refers to its response to Comments 5 and 10.

Ms. Elisabeth M. Bentzinger

May 3, 2021

Statement of Additional Information

Comment 12: The Fund’s Statement of Additional Information incorporates the Fund’s Annual and Semi Annual Reports by reference. Please include a hyperlink to the Annual Report pursuant to the Securities Act and 1940 Act.

Response: The Registrant will amend its disclosures to include a hyperlink to the Annual and Semi-Annual Reports incorporated by reference.

Comment 13: In the discuission of Rule 22e-4 under the heading “Other Invesment Policies,” please replace “securities” with “investments” to track the language of the Rule.

Response: The Registrant has amended its disclosures to state the following:

Pursuant to Rule 22e-4, the Fund will not invest more than 15% of its net assets in ~~securities~~ investments for which there are legal or contractual restrictions on resale and other illiquid ~~securities~~ investments. Rule 144A ~~securities~~ investments with registration rights are not considered to be illiquid. If illiquid ~~securities~~ investments exceed 15% of the Fund’s net assets, the Fund will take corrective action consistent with Rule 22e-4.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser